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                                                                     EXHIBIT 6.3




                         DIGITAL DESCRIPTOR SYSTEMS INC.
                             1997 STOCK OPTION PLAN
                             STOCK OPTION AGREEMENT

         This Stock Option Agreement (the "Agreement") is made as of this 10th day of March, 1998 between Digital Descriptor Systems Inc, a Delaware corporation ("DDSI"), and ________________, an individual residing at _____________________ ("Optionee").

Section 1 - Recitals:

         (a) DDSI 1997 Stock Option Plan (the "Plan") was adopted by DDSI's Board of Directors on March 31, 1997 and approved by DDSI's shareholders on May 21, 1997 for the purpose of, among other things, encouraging stock ownership and a proprietary interest in DDSI by officers, valued employees, consultants and advisors, upon whose judgment, initiative and efforts the financial success and growth of the business of DDSI largely depend.

         (b) The Compensation Committee of DDSI's Board of Directors (the "Committee") has approved the grant to the Optionee of an option in accordance with the terms of this Agreement and the Plan.

Section 2 - Grant of Option:

         DDSI grants as of February 24, 1998 (the "Date of Grant) to the Optionee an option to purchase ______ shares of DDSI's $0.001 par value voting Common Stock (the "Option Shares") at a price of $0.328 per share (the "Exercise Price"), in the manner and subject to the terms and conditions of this Agreement and the Plan (the "Option"). This Option includes the option to purchase _______shares as an Incentive Stock Option ("Plan ISO").

Section 3 - Exercise:

         The Optionee may only exercise the Option as follows:

         Number of Option Shares
         That Can Be Exercised                                Date Exercisable
         ---------------------                                ----------------

         One-third (1/3) of the Option Shares                 February 24, 1999

         Two-thirds (2/3) of the Option Shares                February 24, 2000

         100% of the Option Shares                            February 24, 2001

         In addition to the time limitations upon exercise set forth in the above table, the exercise of the Option shall be further conditioned upon any other restrictions contained in the Plan or this Agreement, including, but not limited to Sections 6 and 7 of this Agreement.

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Section 4 - Method of Exercise:

         (a) The Option shall be exercised by the Optionee by delivery of written notice to the Secretary of DDSI specifying the number of Option Shares to be purchased and accompanied by payment of the full Exercise Price of the Option Shares and any applicable taxes required to be withheld on exercise of the Option in cash or by certified check.

         (b) After receipt by the Secretary of DDSI of notice and payment, DDSI shall issue the Option Shares purchased in the name of the Optionee and deliver the certificates evidencing the Option Shares; provided, however, that DDSI shall not issue the Option Shares unless and until: (i) DDSI effects or obtains the satisfaction of withholding tax or other withholding liabilities, or the listing, registration, or qualifications of any shares upon any securities exchange or under any state or federal law, or the consent or approval of any regulatory body, which DDSI, in its discretion, deems necessary or desirable; and (ii) the Optionee shall have executed and delivered to DDSI a letter of investment intent and/or subscription agreement or other agreement, all as may be required by DDSI pursuant to Section 10 of this Agreement.

         (c) The Optionee shall have none of the rights of a shareholder until the certificate evidencing the Option Shares is delivered to the Optionee.

Section 5 - Employment:

         Nothing contained in this Agreement shall confer upon the Optionee any right to be continued in the employ of DDSI or shall prevent DDSI from terminating the Optionee's employment or changing his or her duties or salary at any time, with or without cause.

Section 6 - Expiration of Option:

         Unless terminated earlier as provided by Section 7, this Option shall expire, to the extent not exercised, on February 24, 2008.

Section 7 - Termination of Option:

         (a) This Option shall terminate, to the extent not exercised, upon the earliest to occur of the date stated in section 6 or the occurrence of any of the following events:

                  (i) the termination of the Optionee's employment with DDSI for Cause, as defined below, in which event this Option shall be terminated immediately and automatically by the first notice to the Optionee of such termination;

                  (ii) the expiration of three (3) months following termination of the Optionee's employment with DDSI for any reason, except for Cause; or by reason of the Optionee's permanent and total disability, as determined by the Committee; or by reason of the Optionee's retirement at normal retirement age, or earlier with consent of DDSI; or by reason of the Optionee's death; or

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                  (iii)    the expiration of twelve (12) months following the
                           termination of the Optionee's employment with DDSI by reason of the Optionee's death or permanent and total disability.

         (b) This Option shall be exercisable as of the date of the termination of the Optionee's employment with DDSI, and during such period thereafter as may be permitted under subsection
                  (a) of this section, only as to hat portion of the Option Shares that the Optionee is eligible to exercise on the date of termination, as determined pursuant to Section 3, and only to the extent not previously exercised.

         (c) If the Optionee retires at normal retirement age, or retires with the consent of DDSI at an earlier age, the Option will continue to become exercisable according to the schedule set forth in section 3, subject to the provisions of section 8, and will remain exercisable until the earlier of the expiration date stated in Section 6 or twelve months after the Optionee's death.

         (d) As used in this Agreement, "Cause" shall mean a violation of law or DDSI's company policy; insubordination; or serious and willful misconduct; in each case as determined by DDSI in its good faith judgment.

Section 8 - Rights in Event of death while Employed by DDSI

         If the Optionee dies while employed by DDSI, or within the period after termination during which the Optionee could have exercised this Option pursuant to section 7, this Option may be exercised by the Optionee's estate, by his or her personal representative or by a person succeeding to the right to exercise such Option, but only as to Option Shares that were immediately purchasable by the optionee at the date of death.

Section 9 - Nonassignability:

         This Option is not transferable other than by will or the laws of descent and distribution, and during the lifetime of the Optionee, is exercisable only the Optionee.

Section 10 -Purchase for Investment:

         The Optionee warrants that all Option Shares that may be purchased through exercise of this Option will be purchased for investment purposes and not with a view to resale or distribution. The Optionee agrees that this Option cannot be exercised with respect to any of the Option Shares unless: (i) all applicable requirements of state and federal laws and regulatory agencies have been fully complied with to the satisfaction of DDSI and its counsel; (ii) the Optionee shall have executed and delivered to DDSI a letter of investment intent, suscription agreement, or such other agreements as may ber required by DDSI and its counsel; and (iii)the Optionee agrees to have placed upon the face and reverse of any certificates evidencing the issue of any Option Shares a legend setting forth any representations and understanding which the Optionee has given to DDSI, unless the issuance and sale of the Option Shares have been registered under the Securities Act of 1933, as amended (the "Securities Act"). However, if Option Shares are issued upon exercise of this Option without registration under the Securities Act, subsequent registration of such Option Shares shall relieve the Optionee of any investment restrictions or representations made upon the exercise of this Option.

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Section 11 - Reservation of Shares and Transfer Taxes:

         DDSI warrants that at all times during the term of this Option it will reserve and keep available such number of shares of its Common Stock as will be sufficient to satisfy the requirements of this Agreement, and shall pay all original issue and transfer taxes with respect to the issue and transfer of Option Shares pursuant to this Agreement and all other fees and expenses necessarily incurred by DDSI in connection with such issue and transfer.

Section 12 - Qualification of Option:

         The portion of this Option designated as a Plan ISO is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1954, as amended, and shall be so construed; provided, however, that neither this Agreement, nor any other undertakings on the part of DDSI, guarantees that this Plan ISO is or will be determined to be an "incentive stock option" within that or any other section of the Internal Revenue Code.

Section 13 - Adjustments; Change of Control:

         (a) The number and/or type of shares available for purchase under this Option in the event of a recapitalization, reclassification, stock split, stock dividend, dissolution, liquidation, sale of assets, reorganization, merger, consolidation, or similar transaction with respect to DDSI or the Common Stock of DDSI shall be subject to the terms of paragraph 13 of the Plan.

         (b) Pursuant to paragraph 13(b)(1) of the Plan, if any of the Option Shares are not yet exercisable on the effective date of a Change of Control, as defined in the Plan, and do not become exercisable on or before that date pursuant to paragraph 13 of the Plan, and if the Optionee's employment is terminated involuntarily (except for Cause) either within three (3) months before or within twelve (12) months following the effective date of the Change of Control, DDSI or its successor in interest will pay to the Optionee an amount equal to the number of Option Shares that had not become exercisable as of the effective date of the Change of Control times the difference between the market price of the Common Stock at the close of business on the last business day immediately preceding the effective date of the Change of Control and the Exercise Price. This provision is in addition to, and not in substitution for, the provision of paragraph 13 of the Plan.

         (c) For purposes of subsection (b) of this Section 13, an Optionee's employment will be deemed to have been terminated involuntarily if DDSI or its successor in interest initiates the termination or if the Optionee resigns due to a material reduction in compensation or benefits from the level in effect immediately prior to the Change of Control; a relocation of his or her primary office to a location more than fifty (50) miles from it location prior to the Change of control; or a significant reduction in his or her job responsibilities.

Section 14 - Notice of Disposition of Option Shares:

         Optionee shall promptly notify DDSI of an disposition, sale, exchange, gift or transfer of legal title of the Option Shares acquired pursuant to the Option, and of any other event which, to Optionee's knowledge, may require Optionee to include in his gross income any amount of income in connection with the Option or Option Shares.

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Section 15 - Amendment of Agreement:

         This Agreement shall not be amended other than by a written instrument signed by both the parties.

Section 16 - Binding Effect:

         The terms and conditions of this Agreement shall be binding upon and inure to the benefits of the parties' respective successors and permitted assigns

Section 17 - Amendment of Plan:

         DDSI reserves the right to amend, suspend, or terminate the Plan by resolution of its Board of Directors; provided, however, no such amendment, suspension or termination shall, without Optionee's consent, alter or impair any of his rights or obligations under this Option.

Section 18 - Notices:

         Any notice to be given under this Agreement shall be in writing and shall be deemed given upon personal delivery or mailing by registered or certified mail, postage prepaid, to DDSI at its offices at 2010-F Cabot Boulevard, Langhorne, PA 19047, and to the Optionee at the Optionee's address above. Either party may change the address to which notices are to be sent by notice given to the other in accordance with the terms of this Section

Section 19 - Terms:

         To the extent not defined in this Agreement, capitalized terms shall have the meaning assigned to them under the Plan.

Section 20 - Conflict with the Plan:

         The Optionee acknowledges that he or she has received, or has been given the opportunity to receive, a copy of The DDSI 1994 Stock Option Plan. Optionee understands and agrees that this Agreement is not meant to interpret, extend or change the Plan in any way, nor to represent the full terms of the Plan. If there is any discrepancy, conflict or omission between this Agreement and the actual provisions of the Plan, the Plan shall govern.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                          DIGITAL DESCRIPTOR SYSTEMS INC


Attest:                                   By:
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                                             Garrett U. Cohn
                                             President & Chief Executive Officer

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